RECEIVED
2010 OCT 15 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE


WashTec
AG

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States





10016443

October 07, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **October 4th, 2010** regarding the Acquisition of major assets of carwash chemicals manufacturer in the Nordics (**"WashTec acquires major assets of carwash chemicals manufacturer in the Nordics"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. Elena Eberle

10/18

WashTec

Press release

WashTec acquires major assets of carwash chemicals manufacturer in the Nordics

Augsburg, October 4, 2010 – WashTec AG, the leading supplier of innovative solutions for the carwash business worldwide and Flügger Group, the leading Nordic producer of high quality paints, wallpapers and Adekema-branded carwash chemicals, today agreed on a strategic cooperation for the Nordic carwash chemicals market.

Flügger's carwash chemicals business unit Adekema has a leading position in the important Nordic market, where special chemicals are required to cater for the needs of carwash operators. Adekema is serving the market with an own sales force and a broad product portfolio specifically designed for the Nordics. As part of the strategic cooperation, WashTec is acquiring the major assets of the sales and product development units of Adekema and exclusive rights for distribution of Adekema's carwash chemicals effective as of January 1, 2011. In addition, the parties have agreed on a 5-year strategic cooperation in order to leverage the synergies arising from the chemicals- and production-know how of Flügger with its production in Sweden and its well developed distribution system.

Houman Khorram, CFO of WashTec AG: "This step puts WashTec in a leading position in the Nordic carwash chemicals market. Flügger Group is an experienced partner with excellent know how and capacities in the Nordics. The cooperation will allow WashTec to achieve synergies while ensuring to supply the best available carwash chemicals to its customers. The acquisition of Adekema is an important strategic step in order to gain a larger share in this important market."

"Flügger and WashTec will both benefit from this cooperation in the Nordics. Flügger's strength in special chemicals know-how and WashTec's extensive knowledge and experience in the carwash business is an ideal combination to further grow the carwash chemicals business in the Nordics" Flügger Group's CEO, Søren P. Olesen, points out.

The acquired business at a price of roughly 20m Swedish Kronor will lead to a positive profit contribution for WashTec already in 2011.

The WashTec Group, with its headquarters in Augsburg, Germany, is the leading supplier of innovative solutions for the carwash business worldwide. WashTec employs more than 1,500 people around the world and has its own subsidiaries in the European core markets, the US and Canada as well as in China and Australia. Furthermore, WashTec is represented in around 60 countries by independent sales partners.

The Flügger Group produces and sells high quality paint, wall paper and tools as well as carwash chemicals. Flügger Group employs more than 1,400 people in Nordic and European countries and owns 272 shops in Denmark, Norway, Sweden, Island, Poland and the Czech Republic. Approximately 600 Flügger branded shops exist worldwide.